FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |_____________________|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   JANUARY 31, 2005  |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(h) of the Investment
             Company Act of 1940

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1.  Name and Address of Reporting Person*

     2022841 Ontario Inc.
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       (Last)                     (First)                 (Middle)

     555 Skokie Blvd.
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                                   (Street)

     Northbrook                    Illinois                     60052
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       (City) (State) (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)
        April 7, 2003
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3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
        --
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4.  Issuer Name and Ticker or Trading Symbol

        Emco Limited (Nasdaq: "EMLTF")
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [   ]  Director
    [ X ]  10% Owner
    [   ]  Officer (give title below)
    [   ]  Other (specify title below)
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6. If Amendment, Date of Original (Month/Day/Year)

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7.   Individual or Joint/Group Filing (Check Applicable Line)
     X   Form filed by One Reporting Person
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         Form filed by More than One Reporting Person
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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|____________________|_______________|_______________|____________________|
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Common shares,       |See "Explanat- |               |See "Explanation    |
  no par value       |ion of Re-     |      D        |of Responses" below |
                     |sponses" below |               |                    |
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                     |               |               |                    |
                     |               |               |                    |
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                     |               |               |                    |
                     |               |               |                    |
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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)

    N/A
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2. Date Exercisable and Expiration Date (Month/Day/Year)

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         Date Exercisable                            Expiration Date
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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

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               Title                          Amount or Number of Shares
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4. Conversion or Exercise Price of Derivative Security

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5. Ownership Form of Derivative Securities: Direct(D) or Indirect(I)
   (Instr. 5)
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6. Nature of Indirect Beneficial Ownership (Instr. 5)

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

   EXPLANATION OF RESPONSES:


(1) Pursuant to the Support Agreement dated February 19, 2003 (the "Support Agreement") by and among Emco Limited (the "Company"), 2022841 Ontario Inc. (the "Offeror") and Blackfriars Corp. ("Blackfriars"), the Offeror, an indirect wholly owned subsidiary of Blackfriars, commenced a tender offer on February 28, 2003, for all of the outstanding common shares (the "Common Shares") of the Company at a price per share of Cdn$16.60 per Common Share, in cash without interest. The tender offer expired at 8:00 p.m. Eastern time, April 7, 2003 at which point 15,223,873 Common Shares had been validly tendered and not withdrawn pursuant to the tender offer and where purchased by the Offeror; such number represents the number of Common Shares in which the Reporting Person has a beneficial interest as of the date of this Form 3. The Common Shares validly purchased represent 95.7% of the Company's outstanding Common Shares.





     /s/ Christopher Pappo                             April 8, 2003
   -----------------------------------              ------------------
   Name:  Christopher Pappo                            DATE
   Title: Chief Financial Officer
   **  SIGNATURE OF REPORTING PERSON



    * If the form is filed by more than one reporting person, see Instruction 5(b)(v).

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

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